Arrived Homes is in **Times Square, New York City**.
September 3 ·

Our Wefunder campaign's success is so impressive, even Times Square can't contain our excitement!

Hats off to Ramp for making it louder than a Broadway encore. 🌟


GREAT CLASS
FOOD ROC
ramp
Toronto Blue Jays
In Game


Arrived
Update on our @Wefunder campaign! We're excited to share that we've received over $10 million in reservations from more than 2,500 investors to date!
EAT CLASS
OD ROC
ramp